Exhibit 99.1

Borr Drilling Limited – Approval of Share Repurchase Program

The board of directors in Borr Drilling Limited (the “Company”) has today approved a share repurchase program for the Company’s shares, to be purchased in the open market and limited to a total amount of up to USD 100,000,000.

The timing and amount of any shares repurchased will be determined by the Company based on its evaluation of market conditions and other factors and as permitted by securities laws and other legal requirements.  The authorization does not have a fixed expiration and the repurchase program may be suspended or discontinued at any time.

8 December 2023
Hamilton, Bermuda

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act

Forward looking statements

This press release includes forward looking statements, which do not reflect historical facts and include statements with respect the share repurchase program announced herein. Such forward looking statements are subject to risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by such forward-looking statements, including risks related to the actual amount of shares ultimately repurchased under the share repurchase program and the prices and timing thereof, risks relating to available liquidity, limits under debt instruments and other limits on our ability to repurchase shares and other risks and uncertainties described in the section entitled “Risk Factors” in our most recent annual report on Form 20-F and other filings with the Securities and Exchange Commission.  These forward-looking statements are made only as of the date of this release. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.